Mail Stop 3561

June 18, 2009

William H. Henderson
Chief Executive Officer
America's Car-Mart, Inc.
802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas 72712

> **Re:** **America's Car-Mart, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed July 3, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 28, 2008**
> **Form 10-Qs for the Quarterly Periods Ended July 31, 2008, October 31, 2008**
> **and January 31, 2009**
> **Filed September 9, 2008, December 5, 2008 and March 9, 2009**
> **Form 8-K**
> **Filed June 26, 2008**
> **File No. 000-14939**

Dear Mr. Henderson:

We have reviewed your response letter dated May 13, 2008 and filed May 21, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended April 30, 2008

Note B – Summary of Significant Accounting Policies, page 36

1.   We have reviewed your response to prior comment 4 in our letter dated April 16, 2009 noting that you have aggregated individual lots into one operating segment. Considering operating segments are aggregated into a reportable segment if the operating segments meet the aggregation criteria of paragraph 17 of SFAS 131, your response suggests that

each lot represents an operating segment. Please clarify how you determined your operating segments by identifying your chief operating decision maker and telling us if the CODM regularly reviews the results of your individual lots. As noted in paragraph 10 of SFAS 131, an operating segment is a component of an enterprise whose operating results are regularly reviewed by the CODM. If your CODM does not regularly review the results of individual lots, tell us the level of your business regularly reviewed by the CODM.

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses, page 37

2.   We have reviewed your response to prior comment 5 in our letter dated April 16, 2009 and have the following comments:

- Please confirm that the loans you provide customers are simple interest loans and not pre-computed loans whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the loan.

- You indicate that impaired loans do not remain on your books for an extended period of time and your average account loss is taken within 53 days of it becoming delinquent. Please clarify if an account generally becomes delinquent at 30 days or at some later point in time. Please also clarify why loans are not placed on nonaccrual status prior to write-off or repossession of the vehicle.

Note J – Stock Options and Warrants, page 49

3.   We have reviewed your response to prior comment 9 in our letter dated April 16, 2009. In complying with paragraph A240(b)(1)(c) of SFAS 123(R), please confirm that you will disclose in future filings the number and weighted-average exercise price of options exercisable at year-end.

Note C – Finance Receivables, Net, page 45

4.   We have reviewed your response to prior comment 10 in our letter dated April 16, 2009. Please disclose in future filings the information discussed in Instruction 2 to Item IV.A of Industry Guide 3.

Note H – Capital Stock, page 48

5.   We have reviewed your response to prior comment 11 in our letter dated April 16, 2009. Please note that paragraph 11 of SFAS 150 requires liability classification for instruments where the issuer, under no condition, may avoid such obligations. Contingently redeemable securities, such as puttable stock redeemable at the holder's option, are outside the scope of SFAS 150 and are classified within permanent or mezzanine equity and reclassified as a liability when the contingent event has occurred or becomes certain

to occur, thus making the securities unconditionally redeemable. Based on Rule 5-02.28 of Regulation S-X, it appears that your redeemable preferred stock should be classified within mezzanine equity and the dividends should be reflected as a reduction of retained earnings. If you agree, please revise your financial statements and tell us the impact that these errors had on your historical financial statements.

Note L – Fair Value of Financial Instruments, page 51

6.   We have reviewed your response to prior comment 12 in our letter dated April 16, 2009. As we believe the information provided in your response would be beneficial to a reader of your financial statements, please disclose in future filings the reasons why the fair value of your net finance receivable is significantly less than its carrying value.

Form 10-Q for the Quarterly Period Ended January 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

7.   We have reviewed your response to prior comment 21 in our letter dated April 16, 2009. Please tell us and disclose in further detail in future filings the specific improvements made to your underwriting and collection procedures.

*   *   *

You may contact Andrew Blume at (202) 551-3254 or in his absence, Jennifer Thompson, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director